Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

October 21, 2022

Via Electronic Mail

Patrick Fullem

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

Re:	Multi Ways Holdings Limited Draft Registration Statement on Form F-1 Submitted August 26, 2022 CIK No. 0001941500

Dear Mr. Fullem:

This letter is in response to the letter dated September 20, 2022, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Multi Ways Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “ Registration Statement Amendment”) is being submitted to accompany this letter.

Draft Registration Statement on Form F-1 submitted August 26, 2022

General

1.	We note your disclosure on page 25 regarding the war in Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we do not have any suppliers or customers in Ukraine or Russia. Our business and our result of operation have not been materially impacted by the Russia’s invasion of Ukraine. We added the disclose on page 25 of the Registration Statement Amendment.

2.	Revise to include disclosure that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site. See Item 4(e) of Form F-1.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we added the Section “Where You Can Find Additional Information” on page 124 of the Registration Statement Amendment.

3.	Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that neither we, nor any one authorized to do so on our behalf, have presented or is expected to present to potential investors in reliance on Section 5(d) of the Securities Act.

Cover Page

4.	Revise to include the “Commission legend” on the outside front cover page of the prospectus in accordance with Item 501(b)(7) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we added the “Commission Legend” on the cover page of the prospectus.

Prospectus Summary

Risks and Challenges, page 10

5.	We note your summary of the risk factors here. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised this section accordingly.

Prospectus Summary

Implications of Our Being a “Controlled Company”, page 14

6.	We note your disclosure that you will be a “controlled company” upon completion of the offering. Please include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company. Also revise to clarify on what corporate governance exceptions available to “controlled companies” you will rely.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we added a risk factor titled “As a “controlled company” within the meaning of the Nasdaq Stock Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” on page 26 of the Registration Statement Amendment.

Risk Factors

Our business is subject to supply chain interruptions..., page 22

7.	We note your risk factor that your supply chain may be subject to interruptions. Update your risks characterized as potential if recent supply chain interruptions have impacted your operations.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that our results of operations have not been materially impacted during the financial years ended December 31, 2021 and 2020 and we do not foresee any material impact for the financial year ended December 31, 2022, because we have locked in the prices of most of our purchase and sales orders. We revised the disclosure under this risk factor on page 19.

Use of Proceeds, page 35

8.	You disclose that you will use a portion of proceeds for possible future merger and acquisition activities. Please revise to provide a brief description of your acquisition plans, including types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions. See Item 3.C.3 of Part 1 of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have not determined the types of business we will target. We added the disclosure on page 32 of the Registration Statement Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting the Results..., page 40

9.	We note your sales are significantly affected in part by supply chain shortage and disruption and inflationary cost pressure. Please discuss whether supply chain disruptions and inflationary cost pressures materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our results of operations and capital resources have not been materially impacted by fluctuations in the cost of revenues or supply chain disruptions during the financial years ended December 31, 2021 and 2020, and we do not foresee any material impact for the financial year ended December 31, 2022, because we have locked in the prices of most of our purchase and sales orders. However, any increased costs from delays, cancellations and insurance, or disruption to, or inefficiency in, the supply chain network of our third party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability. We revised the disclosure on page 37 and 38 of the Registration Statement Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of Inflation, page 56

10.	Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we added on page 53 of the Registration Statement Amendment that if inflation pressures continue to increase, we may pass along increased costs to our customers, which could result in loss of sales and loss of customers, and adversely impact our margins and results of operation.

Principal and Selling Shareholders, page 100

11.	Disclosure on page 100 indicates Ms. Lee NG owns 3.0% of MWE Investments. Please reconcile this with the disclosure on page 101.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we corrected the disclosure on page 98 of the Registration Statement Amendment.

Report Of Independent Registered Public Accounting Firm, page F-2

12.	Please amend to include the date of the Report of Independent Registered Public Accounting Firm in accordance with PCAOB Auditing Standard 3101.10.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we added the date of the Report on page F-2 of the Registration Statement Amendment.

Note 2 Significant Accounting Policies

Revenue Recognition, page F-10

13.	Please revise to disclose your revenue recognition policies related to service and rental revenues.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we added the required disclosure on page F-11 of the Registration Statement Amendment

Exhibits

14.	In a future filing, please file the filing fee table as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we will file the filing fee table upon public filing of the registration statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Multi Ways Holdings Limited

/s/ James Lim Eng Hock
Name:	James Lim Eng Hock
Title:	Chief Executive Officer